Exhibit 99.1

Press release

Biophytis reports clinical results for Sarconeos (BIO101) in sarcopenia treatment at the 16th SCWD International Congress

Paris (France) and Cambridge (Massachusetts, USA), June 19, 2023 – 07am CET - Biophytis SA (Nasdaq CM: BPTS, Euronext Growth Paris: ALBPS), («Biophytis» or the «company»), a clinical-stage biotechnology company focused on the development of therapeutics that are aimed at slowing the degenerative processes associated with aging and improving functional outcomes for patients suffering from age-related diseases, announces that it is taking part in the 16th SCWD (Society on Sarcopenia, Cachexia & Wasting disorders) international congress, a flagship event bringing together experts from all over the world to share thoughts, research and innovations on sarcopenia, cachexia and wasting disorders.

Biophytis has given an oral presentation entitled "BIOPHYTIS BIO101 - a candidate treatment for muscle diseases" on the development of Sarconeos (BIO101) for the treatment of sarcopenia. It was made by Cendrine Tourette, PhD in Neuroscience and Director of translational and clinical research projects on neuromuscular diseases at Biophytis. Ms. Tourette also took part in a round table discussion with top-notch experts on new trials and recent results in the treatment of sarcopenia and cachexia.

Building on the promising results of Phase 2 of SARA-INT, Biophytis is currently in advanced discussions with the European (EMA) and American (FDA) regulatory authorities. EMA and FDA approvals for the start of Phase 3 of the SARA program are expected in the second half of 2023. Sarconeos (BIO101) would therefore be the first and only drug candidate to enter Phase 3 for the treatment of sarcopenia.

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ABOUT BIOPHYTIS

Biophytis SA is a clinical-stage biotechnology company specialized in the development of therapeutics that are aimed at slowing the degenerative processes associated with aging and improving functional outcomes for patients suffering from age-related diseases, including severe respiratory failure in patients suffering from COVID-19. Sarconeos (BIO101), our leading drug candidate, is a small molecule, administered orally, planned to be developed as a treatment for sarcopenia in upcoming Phase 3 clinical trials in the United States, Brazil, and Europe (SARA-31 and SARA-32). It has also been studied in a clinical two-part Phase 2-3 study (COVA) for the treatment of severe respiratory manifestations of COVID-19 in Europe, Latin America, and the US. A paediatric formulation of Sarconeos (BIO101) is being developed for the treatment of Duchenne Muscular Dystrophy (DMD). The Company is based in Paris, France, and Cambridge, Massachusetts. The Company's ordinary shares are listed on Euronext Growth (Ticker: ALBPS -ISIN: FR0012816825) and ADSs (American Depositary Shares) are listed on Nasdaq Capital Market (Ticker BPTS – ISIN: US09076G1040).

For more information, visit www.biophytis.com.

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Press release

Disclaimer

This press release contains forward-looking statements. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "predicts," "intends," "trends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward-looking statements are based on assumptions that Biophytis considers to be reasonable. However, there can be no assurance that the statements contained in such forward-looking statements will be verified, which are subject to various risks and uncertainties. The forward-looking statements contained in this press release are also subject to risks not yet known to Biophytis or not currently considered material by Biophytis. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Please also refer to the "Risk and uncertainties the Company is to face" section from the Company's 2022 Financial Report available on BIOPHYTIS website (www.biophytis.com) and as exposed in the "Risk Factors" section of form 20-F as well as other forms filed with the SEC (Securities and Exchange Commission, USA). We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Biophytis Contact for Investor Relations

Nicolas Fellmann, CFO

Investors@biophytis.com

Media contacts

Antoine Denry: antoine.denry@taddeo.fr – +33 6 18 07 83 27

Agathe Boggio: agathe.boggio@taddeo.fr – +33 7 62 77 69 42

Nizar Berrada: nizar.berrada@taddeo.fr – +33 6 38 31 90 50

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